Li-Cycle Holdings Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty

Re:	Li-Cycle Holdings Corp.
Registration Statement on Form F-4
Filed March 30, 2021
File No. 333-254843

Ladies and Gentlemen:

This letter sets forth the response of Li-Cycle Holdings Corp. (the “Company” or “we”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 27, 2021, with respect to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form F-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form F-4

Cover page

1.	Staff’s comment:

We note your disclosure in bolded language that Public shareholders may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals set forth herein. Please clarify here and elsewhere where you disclose redemption rights if each public shareholder may elect to redeem their public shares, without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal and the other proposals herein.

Response:

We acknowledge the Staff’s comment and have revised the disclosures on the cover page and pages 3, 26 and 86 of the Revised Registration Statement to clarify that public shareholders may elect to redeem their Public Shares whether they vote for or against the Business Combination Proposal and the other proposals or do not vote their shares.

2.	Staff’s comment:

Please provide your analysis in terms of the jurisdiction governing and vote required thereunder for shareholder approval for the Business Combination Proposal to approve and adopt the Business Combination Agreement. In this regard, we note that it appears that under the Cayman Islands Companies Act a plan of merger or consolidation shall be authorised by each constituent company by way of a special resolution. See e.g., Sections 237.7 and 233.6 of the Caymans Islands Companies Act.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that Peridot Acquisition Corp. (“Peridot”) is seeking shareholder approval of the Business Combination Proposal pursuant to Article 49 of its Amended and Restated Memorandum and Articles of Association (the “Articles”). In particular, Section 49.2(a) of the Articles provides that Peridot must either submit a Business Combination (as defined in the Articles) to its shareholders for approval or provide its shareholders with the opportunity to have their public shares repurchased by means of a tender offer. Section 49.4 further provides that at any general meeting called for the purposes of approving a Business Combination, Peridot may consummate the Business Combination if it is approved by an ordinary resolution. Accordingly, as Peridot has determined to submit the Business Combination to its shareholders for approval, the Business Combination Proposal may be adopted upon the approval by holders of at least a majority of the Peridot Shares present virtually, in person or represented by proxy and entitled to vote at the extraordinary general meeting. We have revised the disclosures on page 134 to state that the required vote for the Business Combination Proposal is determined by the Articles.

Because the Business Combination Agreement contemplates that the Continuance will occur prior to the Amalgamation and, under Ontario law each party to an amalgamation must be domiciled in Ontario, we respectfully advise the Staff that the Cayman Islands Companies Act will not be applicable to the Amalgamation.

What conditions must be satisfied to complete the Business Combination, page 10

3.	Staff’s comment:

Please revise this answer to clarify that the Minimum Cash Condition and the PIPE Financing are conditions that must be satisfied or waived to complete the business combination.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 10 of the Revised Registration Statement to clarify that the Minimum Cash Condition is a condition that must be satisfied or waived in order to complete the Business Combination. We respectfully advise the Staff that the consummation of the PIPE Financing is not an express closing condition for the consummation of the Business Combination.

Will how I vote affect my ability to exercise redemption rights?, page 14

4.	Staff’s comment:

Expand this question and answer or include a new separate question and answer to disclose whether there is a maximum number of Peridot shares that may be redeemed to satisfy the Minimum Cash Condition and, if not, address how the Minimum Cash Condition will be satisfied if there are any redemptions. Please also disclose the amount of funds in the trust account as of the most recent practicable date.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 14 of the Revised Registration Statement to include the maximum number of Class A Shares that would need to be redeemed to cause Peridot to be unable to satisfy the Minimum Cash Condition. We have also revised page 15 of the Revised Registration Statement to disclose the amount of funds in the trust account as of the most recent practicable date.

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 28

5.	Staff’s comment:

Please revise the diagrams to clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Peridot, existing shareholders of Li-Cycle, and the PIPE investors.

Response:

We acknowledge the Staff’s comment and have revised the diagrams on pages 27 and 108 of the Revised Registration Statement to clearly identify the ownership percentages of the different security holder groups.

Risk Factors

Risks Related to Li-Cycle’s Business

Decreases in benchmark prices for the metals contained in Li-Cycle’s products could significantly impact Li-Cycle’s revenues, page 45

6.	Staff’s comment:

You disclose that the prices that Li-Cycle charges for its products are generally tied to commodity prices for their principal contained metals, such as lithium, nickel, and cobalt. To the extent material, please address here or in an appropriate risk factor the risks to your business from batteries that use an alternative chemistry, such as a smaller amount of or a cobalt free composition.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 47 of the Revised Registration Statement to address the risk to Li-Cycle’s business from batteries that use an alternative chemistry.

Risks Relating to Peridot and the Business Combination, page 51

7.	Staff’s comment:

We note that you are registering only a portion of the 166,500,000 common shares to be issued upon closing of the business combination. Please disclose the risks attendant to having a significant portion of your total outstanding common shares restricted from immediate resale but which may be sold into the market in the near future and/or are subject to the Registration Rights Agreement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 54 of the Revised Registration Statement to disclose the risks attendant to having a significant portion of the total outstanding common shares of Amalco restricted from immediate resale after closing, but which may be sold into the market upon the registration thereof and the expiration of applicable lock-up periods.

Peridot has not registered the Class A Shares issuable upon exercise of the warrants under the Securities Act..., page 57

8.	Staff’s comment:

Please revise this risk factor to address that you are registering the Amalco Shares issuable upon exercise of Amalco Warrants in this F-4.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have removed this risk factor.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

9.	Staff’s comment:

We note that you present unaudited pro forma financial statements for the Combined Company as of and for the fiscal year ended October 31, 2020. Please expand your disclosure to clarify whether the Combined Company, upon completion of the business combination, intends to keep October 31 as its fiscal year end.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 37 and 71 of the Revised Registration Statement to indicate that Amalco and its consolidated subsidiaries after giving effect to the Business Combination (“Combined Company”) intends to keep October 31 as its fiscal year end.

The Background of the Business Combination, page 84

10.	Staff’s comment:

We note your disclosure that Peridot identified an initial set of 100 potential business combination targets and had discussions regarding potential transactions with five targets. Please expand your discussion in this section to describe the process utilized to evaluate the five potential targets, the negotiations which occurred and the reasons you did not pursue letters of intent with any of the other four targets.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 89 of the Revised Registration Statement to provide additional information regarding the process used to evaluate the five remaining potential targets, the negotiations with such targets and the reasons a transaction was not further pursued with four of the targets.

11.	Staff’s comment:

In relation to your disclosure that Peridot’s board concluded that the Business Combination is in the best interests of Peridot and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Li-Cycle was determined. For example, we note your disclosure elsewhere that the board determined that Li-Cycle’s fair market value was at least 80% of Peridot’s net assets. Please revise your disclosure to provide more details regarding this analysis, including the financial data used to determine Li-Cycle’s enterprise value.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 91 of the Revised Registration Statement to provide additional information regarding how the valuation of Li-Cycle was determined.

The Business Combination

Certain Projected Financial Information, page 98

12.	Staff’s comment:

Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, applicable pursuant to General Instruction D.2 to Form F-4 and General Instruction C(e) to Form 20-F, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 103 of the Revised Registration Statement to include a statement that the parties do not intend to update or revise the prospective information and to clarify the extent to which the projected items represent the most probable specific amount for each financial item projected. In addition, we have in connection with the disclosure provided in response to Staff comment #13 included detail regarding the material assumptions underlying the projected items and sources for those assumptions that we believe also reflects to what extent those assumptions are likely to change and therefore impact that probability of the projected outcome.

13.	Staff’s comment:

We note your disclosure regarding the financial projections provided to Peridot by Li-Cycle. Please provide qualitative and quantitative disclosure of the material assumptions underlying these projections. Please include within these assumptions the commodity price assumptions used, such as those disclosed on Slide 29 in your Analysts Day Presentation filed in a Rule 425 filing on April 22, 2020.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 104 and 105 of the Revised Registration Statement to include qualitative and quantitative disclosure of the material assumptions underlying the projections.

Information About Li-Cycle, page 177

14.	Staff’s comment:

Please explain in greater detail your Spoke & Hub technology, such that you are able to achieve what you disclose is your industry-leading recovery rate of up to 95%. Please also disclose if this potential recovery rate is only possible once your first Hub facility is operational. Until your first Hub facility is operational, please disclose your current recovery rate of the materials found in lithium-ion batteries.

Response:

We acknowledge the Staff’s comment and have included a definition of Recycling Efficiency Rate on page 4 of the Revised Registration Statement to clarify that the up to 95% “Recycling Efficiency Rate” pertains to the output from the start-to-finish Spoke & Hub process and have used this definition continuously throughout the Revised Registration Statement. We have also revised the disclosure on page 183 and 184 of the Revised Registration Statement to expand on the description of the Spoke & Hub Technologies and explain the factors related to the achievement of the potential Recycling Efficiency Rate. We have additionally included a definition of Product Recovery Percentage on page 4 of the Revised Registration Statement to address the recovery rate from Li-Cycle’s Spokes prior to the first Hub facility becoming operational and have used this definition continuously throughout the Revised Registration Statement as applicable to Spoke-only output.

15.	Staff’s comment:

You disclose that you are the largest lithium-ion battery recycler in North America. Considering your 2020 revenues; however, please explain how you are the largest recycler in North America when you disclose on page 181 that according to Li-Cycle’s total addressable market forecast, the lithium-ion battery recycling market in North America was $257 million in 2020.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 183 of the Revised Registration Statement to explain the basis for its disclosure that the Company is the largest lithium-ion battery recycler in North America and have revised our terminology to “leading” lithium-ion battery recycler in North America throughout the Revised Registration Statement.

Intellectual Property, page 185

16.	Staff’s comment:

You disclose that you have 18 patent and patent applications across all applicable jurisdictions that tie back to 3 core patent families. If patent protection is a material aspect of your business, please disclose the type of patent protection, the expiration dates, and applicable jurisdictions, as well as the core patent families such patent and/or patent applications relate for any such material patent.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 191 of the Revised Registration Statement to include the requested information regarding the patents and patent protection.

Description of Amended and Restated Amalco Organizational Documents

Exclusive Forum, page 244

17.	Staff’s comment:

You disclose on page 158 that the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts thereunder will be the exclusive forum for any derivative action but that the provision will not apply to any action brought to enforce a duty or a liability created by the Securities Act or the Exchange Act. You also state that the federal district courts of the United States of America will be the exclusive forum for claims arising under the Securities Act. Please revise your disclosure on page 244 and in the risk factor on page 52 to clarify that the exclusive forum provision in Amalco’s by-laws will not apply to actions arising under the Securities Act or the Exchange Act, and that the federal district courts of the United States of America will be the exclusive forum for claims arising under the Securities Act.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 54 and 252 of the Revised Registration Statement to clarify that the exclusive forum provision in Amalco’s by-laws will not apply to actions arising under the Securities Act or the Exchange Act, and that the federal district courts of the United States of America will be the exclusive forum for claims arising under the Securities Act.

Signatures, page II-5

18.	Staff’s comment:

Please have the registration statement by its authorized representative in the United States. See Instruction 1 to the Signatures section of Form F-4.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have appointed Puglisi & Associates as its authorized representative in the United States and have revised the cover of the registration statement accordingly. We also respectfully advise the staff that such authorized representative has signed the Revised Registration Statement.

Exhibits

19.	Staff’s comment:

We note the disclosure on page 195 regarding Li-Cycle’s loan agreement with BDC Capital Inc. which appears to have debt outstanding that will be assumed by the Combined Company following the Business Combination. Please file a copy of the loan agreement as an exhibit to your registration statement.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have filed a copy of the loan agreement as Exhibit 10.13 to the Revised Registration Statement.

20.	Staff’s comment:

We note your disclosure on pages 205-207 indicating that your executive officers currently have employment agreements in place. To the extent that these agreements will remain in effect following the business combination, please file copies of the employment agreements with Messrs. Kochhar, MacInnis, Johnston, Phalpher and Biederman as exhibits.

Response:

We acknowledge the Staff’s comment and advise the Staff that it has filed copies of the employment agreements with executive officers that will remain in effect following the business combination as Exhibits 10.17 to 10.22 to the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie Yee or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3630 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director